

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

Via Facsimile
Ms. Andrea K. Tarbox
Vice President and Chief Financial Officer
KapStone Paper and Packaging Corporation
1101 Skokie Blvd., Suite 300
Northbrook, IL 60062

>   **Re: KapStone Paper and Packaging Corporation**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 4, 2013**
>   **File No. 001-33494**

Dear Ms. Tarbox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-9

Segment Information, page F-13

1.   Please provide us with a detailed analysis supporting your determination that you operate in a single reportable segment in accordance with FASB ASC Topic 280-10-50. As part of your response:

- Identify for us your chief operating decision maker (CODM) and describe the factors you considered in determining the CODM;

- Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended December 31, 2012;

- Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and

- Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

To the extent that multiple operating segments have been aggregated to produce your reportable segment, identify those operating segments for us and explain to us how you have applied the aggregation criteria in FASB ASC Topic 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or me, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant